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PROSPECTUS SUPPLEMENT
FEBRUARY 11, 1999
(TO PROSPECTUS DATED MAY 23, 1995)

                      [AMERICAN GENERAL CORPORATION LOGO]

                          AMERICAN GENERAL CORPORATION

                                  $150,000,000

                             6 5/8% NOTES DUE 2029

--------------------------------------------------------------------------------

THE COMPANY:                          THE NOTES AND THE OFFERING:
American General Corporation          - Maturity: February 15, 2029
2929 Allen Parkway                    - Interest Rate: 6 5/8%
Houston, Texas 77019-2155             - Interest Payments: semi-annually
(713) 522-1111                          on February 15 and August 15,
                                        commencing on August 15, 1999
                                      - Closing: February 17, 1999
------------------------------------------------------------------------

                                                PER NOTE        TOTAL
-------------------------------------------------------------------------
Public offering price:                              99.818%  $149,727,000
Underwriting fees:                                   0.875      1,312,500
Proceeds to Company:                                98.943    148,414,500
-------------------------------------------------------------------------

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect that the Notes will be ready for delivery in book-entry form through The Depository Trust Company, on or about February 17, 1999.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE                          MORGAN STANLEY DEAN WITTER

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

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Summary of the Offering.....................................  S-3
American General............................................  S-4
Recent Developments.........................................  S-4
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
  Combined Fixed Charges and Preferred Stock Dividends......  S-5
Selected Financial Data of American General.................  S-6
Description of Notes........................................  S-8
Underwriting................................................  S-9
Legal Opinions..............................................  S-9
                            PROSPECTUS
Available Information.......................................    2
Incorporation of Certain Documents by Reference.............    2
The Company.................................................    3
Use of Proceeds.............................................    4
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
  Combined Fixed Charges and Preferred Stock Dividends......    4
Description of Debt Securities..............................    4
Description of the Preferred Stock..........................   14
Description of Common Stock.................................   16
Description of Warrants.....................................   19
Plan of Distribution........................................   20
Legal Opinions..............................................   21
Experts.....................................................   21

                            SUMMARY OF THE OFFERING

     The following summary describes the notes we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this prospectus supplement and in the accompanying prospectus.

Issuer..........................   American General Corporation

Principal Amount................   $150,000,000

Maturity Date...................   February 15, 2029

Issue Date......................   February 17, 1999

Issue Price.....................   99.818%

Interest Rate...................   6 5/8% per annum

Interest Payment Period.........   Semi-annually

Interest Payment Dates..........   Each February 15 and August 15, commencing
                                   August 15, 1999

Early Redemption................   We will not be entitled to redeem the Notes
                                   prior to maturity.

Form............................   Fully registered global Notes in book-entry
                                   form

Minimum Denomination............   $1,000

CUSIP...........................   026351AZ9

Trustee.........................   The Chase Manhattan Bank

Delivery and Clearance..........   We will deposit the global Notes with The
                                   Depository Trust Company in New York. You may hold an interest in the global Notes through The Depository Trust Company, directly as a participant of such system or indirectly through organizations which are participants in such system.

                                AMERICAN GENERAL

     American General Corporation (the "Company" or "American General"), with assets of $105 billion and shareholders' equity of $8.9 billion as of December 31, 1998, is the parent company of one of the nation's largest diversified financial services organizations. American General's operating subsidiaries are leading providers of retirement services, life insurance, and consumer loans, providing financial services directly to consumers with an emphasis on personal service and frequent customer contact. The principal executive offices of American General are located at 2929 Allen Parkway, Houston, Texas 77019-2155, and its telephone number is (713) 522-1111.

                              RECENT DEVELOPMENTS

     On January 27, 1999, American General released unaudited information about its full-year 1998 earnings. Net income was $764 million in 1998 compared to $542 million in 1997. Net income for 1998 included a $246 million aftertax charge associated with the Company's market conduct litigation settlements announced in fourth quarter 1998 (see American General's Current Report on Form 8-K dated December 16, 1998, incorporated herein by reference). Net income for 1997 included $353 million of aftertax charges primarily associated with the USLIFE Corporation (USLIFE) acquisition. Net income per share for full-year 1998 was $3.02 (basic) and $2.96 (diluted) as compared to $2.21 (basic) and $2.19 (diluted) for the year ended December 31, 1997.

     The Retirement Services division reported 1998 division earnings of $466 million compared to $246 million in 1997. The earnings increase reflected the contribution from Western National Corporation which was acquired during first quarter 1998, and the growth in assets and higher spreads for the division's existing business. Earnings for the Life Insurance division increased 14% from $589 million in 1997 to $674 million in 1998. This increase in division earnings reflected the growth in insurance in force, increased investment spreads, and continued efficiency gains from expansion of the division's shared services operations. Consumer Finance division earnings were $201 million in 1998, compared to $165 million in 1997. The division achieved a 22% increase in earnings as a result of growth in the receivables portfolio and improved credit quality.

     The unaudited results of each division include earnings from the division's business operations and earnings on that amount of equity considered necessary to support its business. Division earnings exclude goodwill amortization, net realized investment gains, and non-recurring items. This methodology reflects the Company's adoption of Statement of Financial Accounting Standards (SFAS) 131, "Disclosures about Segments of an Enterprise and Related Information," effective December 31, 1998. With the adoption of SFAS 131, the Company reports division earnings consistent with the manner in which management reviews division results. Application of SFAS 131 does not impact the Company's consolidated results of operations or financial position.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated.

                                              NINE MONTHS
                                                 ENDED
                                             SEPTEMBER 30,           YEAR ENDED DECEMBER 31,
                                             --------------    ------------------------------------
                                             1998     1997     1997    1996    1995    1994    1993
                                             -----    -----    ----    ----    ----    ----    ----
Ratio of earnings to fixed charges:
  Consolidated operations..................   3.5      2.3     2.5     2.5     2.3     2.6     2.3
  Consolidated operations, corporate fixed
     charges only..........................   9.2      5.6     6.4     6.4     5.3     6.3     5.3
Ratio of earnings to combined fixed charges
  and preferred stock dividends:
  Consolidated operations..................   2.9      1.9     2.1     2.3     2.2     2.6     2.3
  Consolidated operations, corporate fixed
     charges and preferred stock dividends
     only..................................   5.4      3.3     3.7     4.7     4.7     6.3     5.3

     For purposes of computing these ratios, earnings represent income before income tax expense, net dividends on preferred securities of subsidiaries, and the cumulative effect of accounting changes, adjusted for undistributed income of an equity investee and fixed charges (excluding capitalized interest). Fixed charges consist primarily of interest expense (including capitalized interest) on short-term and long-term borrowings. Preferred stock dividends consist of dividends on preferred securities of subsidiaries and convertible preferred stock.

                  SELECTED FINANCIAL DATA OF AMERICAN GENERAL

     The following table presents selected financial data of American General and its consolidated subsidiaries for the periods indicated. All data presented includes the operating results and financial position of USLIFE, which was acquired June 17, 1997. The acquisition was accounted for using the pooling of interests method and, accordingly, American General's consolidated financial statements for all periods prior to the acquisition have been restated to include the results of operations, financial position, and cash flows of USLIFE.

     The financial data as of December 31, 1997, 1996, and 1995 and for the three years ended December 31, 1997 was derived from American General's audited consolidated financial statements, incorporated herein by reference from American General's Annual Report on Form 10-K for the year ended December 31, 1997. The financial data as of December 31, 1994 and 1993, and for the two years ended December 31, 1994 was derived from American General's and USLIFE's separate audited consolidated financial statements and, in the opinion of American General's management, reflects all adjustments (relating to conformity of accounting policies) necessary for a fair presentation of such data.

     The financial data as of and for the nine months ended September 30, 1998 and 1997 was derived from American General's unaudited quarterly financial statements (incorporated herein by reference from American General's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998), which, in the opinion of management, reflect all adjustments necessary for a fair presentation of such data. The data for the nine months ended September 30, 1998 and 1997 is not necessarily indicative of results of operations for the entire year. The data should be read in conjunction with the consolidated financial statements, related notes, "Management's Discussion and Analysis," and other financial information incorporated by reference herein.

                                          NINE MONTHS
                                             ENDED
                                         SEPTEMBER 30,                 YEARS ENDED DECEMBER 31,
                                       ------------------   -----------------------------------------------
                                         1998      1997      1997      1996      1995      1994      1993
                                         ----      ----      ----      ----      ----      ----      ----
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
OPERATING RESULTS
Premiums and other considerations....  $  2,685   $ 2,472   $ 3,362   $ 3,244   $ 2,969   $ 2,374   $ 2,371
Net investment income................     3,790     2,983     4,020     3,773     3,584     2,955     2,882
Finance charges......................     1,002       950     1,265     1,450     1,492     1,248     1,083
Realized investment gains (losses)...         6        25        40        62        18      (173)(a)    17
Equity in earnings of investee.......        --        39        54        40        43        --        --
Other................................       141       134       186       145       130        88        77
                                       --------   -------   -------   -------   -------   -------   -------
         Total revenues..............     7,624     6,603     8,927     8,714     8,236     6,492     6,430
                                       --------   -------   -------   -------   -------   -------   -------
Insurance and annuity benefits.......     3,847     3,197     4,332     4,218     4,085     3,229     3,277
Operating costs and expenses.........     1,814     1,635     2,220     2,129     1,852     1,538     1,422
Provision for finance receivable
  losses.............................       153       187       248       417       574(b)     214      163
Interest expense
    Corporate........................       138       117       158       162       197       146       140
    Consumer Finance.................       376       343       461       493       518       416       375
Write-down of goodwill...............        --        --        --        --        --        --       300(c)
Merger-related costs.................        --       272(d)    272(d)     --        --        --        --
Loss on sale of non-strategic
  assets.............................        --       113(d)    113(d)    165(d)     --        --        --
Litigation settlement and other
  charges............................        --        50(d)     50(d)     50(d)     --        --        --
                                       --------   -------   -------   -------   -------   -------   -------
         Total benefits and
           expenses..................     6,328     5,914     7,854     7,634     7,226     5,543     5,677
                                       --------   -------   -------   -------   -------   -------   -------
Income before income tax expense.....     1,296       689     1,073     1,080     1,010       949       753
Income tax expense...................       455       315       447       387       341       340       406
                                       --------   -------   -------   -------   -------   -------   -------
Income before minority interest and
  net dividends on preferred
  securities of subsidiaries.........       841       374       626       693       669       609       347
Minority interest in net income of
  investee...........................        11        --        --        --        --        --        --
Net dividends on preferred securities
  of subsidiaries....................        67        62        84        40        19        --        --
                                       --------   -------   -------   -------   -------   -------   -------
Income before cumulative effect......       763       312       542       653       650       609       347
Cumulative effect of accounting
  changes............................        --        --        --        --        --        --       169
                                       --------   -------   -------   -------   -------   -------   -------
         Net income..................  $    763   $   312(e)$   542(e)$   653(f)$   650(g)$   609   $   178(h)
                                       ========   =======   =======   =======   =======   =======   =======

                                         SEPTEMBER 30,                       DECEMBER 31,
                                       ------------------   -----------------------------------------------
                                         1998      1997      1997      1996      1995      1994      1993
                                         ----      ----      ----      ----      ----      ----      ----
                                                                  (IN MILLIONS)
FINANCIAL POSITION
Total assets(i)......................  $102,197   $79,416   $80,620   $74,134   $69,083   $53,300   $51,003
Invested assets(i)...................    71,049    53,589    54,006    50,832    49,598    36,420    37,779
Finance receivables, net.............     8,442     7,146     7,639     7,230     7,918     7,694     6,390
Debt (including short-term)
    Corporate........................     2,567     2,025     1,916     2,102     2,295     2,381     2,200
    Consumer Finance.................     8,083     6,856     7,266     7,630     7,470     7,090     5,843
Total liabilities (excluding debt)...    80,350    61,490    62,129    56,331    51,480    39,448    36,686
Redeemable equity....................     1,728     1,726     1,726     1,227       729        47        --
Shareholders' equity(i)..............     9,469     7,319     7,583     6,844     7,109     4,334     6,274

---------------

(a)  Results primarily from capital gains offset program.

(b) See "Management's Discussion and Analysis" within American General's Current Report on Form 8-K dated October 10, 1997, which is hereby incorporated herein by reference.

(c) Relates to write-down of goodwill in the Life Insurance division following a strategic review of American General's ordinary life insurance subsidiaries.

(d) See Note 3 of Item 8 within American General's Annual Report on Form 10-K for the year ended December 31, 1997, incorporated herein by reference.

(e) Includes effect of $247 million aftertax USLIFE merger-related costs, $73 million aftertax loss on sale of non-strategic assets, and $33 million aftertax litigation charge (see Note (d) above).

(f) Includes effect of $111 million aftertax loss on sale of non-strategic assets and $32 million aftertax write-down of USLIFE group business (see Note (d) above).

(g) Includes effect of $140 million aftertax adjustment to the allowance for finance receivable losses (see Note (b) above).

(h) Includes effect of $300 million write-down of goodwill (see Note (c) above) and $169 million aftertax charge for cumulative effect of accounting changes.

(i) Includes effect of SFAS 115. To facilitate analysis of period-to-period balances, the effect of SFAS 115 on reported balances was as follows:

                                   SEPTEMBER 30,                   DECEMBER 31,
                                  ---------------   -------------------------------------------
                                   1998     1997     1997     1996     1995     1994      1993
                                   ----     ----     ----     ----     ----     ----      ----
                                                          (IN MILLIONS)
Increase (decrease) in assets...  $3,186   $1,460   $1,782   $  949   $1,956   $(1,225)  $1,303
Increase (decrease) in invested
  assets........................   4,491    2,268    2,786    1,488    3,071    (1,639)   1,974
Increase (decrease) in
  shareholders' equity..........   2,059      937    1,154      610    1,265    (1,105)     847

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and provisions of Debt Securities set forth in the prospectus under the caption "Description of Debt Securities".

GENERAL

     The Notes are to be issued as a series of Debt Securities under the Senior Indenture dated as of May 15, 1995 between the Company and The Chase Manhattan Bank (formerly known as Chemical Bank), which is more fully described in the prospectus. Certain terms used herein are defined in the prospectus.

     The Notes are to mature on February 15, 2029 and bear interest at the rate set forth on the cover page of this prospectus supplement, payable semi-annually on February 15 and August 15, commencing August 15, 1999, to the registered holders thereof on the preceding February 1 or August 1, as the case may be.

     The Notes are not redeemable at the option of the Company or repayable at the option of any holder prior to maturity.

     The Notes will be issued as a global Debt Security. See "Description of Debt Securities -- Global Debt Securities" in the prospectus. The Depository Trust Company, New York, New York (the "Depository" or "DTC") will be the Depository with respect to the Notes. The Notes will be issued as fully registered securities in the name of Cede & Co., the Depository's partnership nominee, and will be deposited with the Depository.

BOOK-ENTRY NOTES

     The Depository has advised the Company that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended. The Depository holds securities that its Participants deposit with it and facilitates the settlement among Participants of securities transactions in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest on the Notes will be made by the Company in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to the terms and conditions of the Underwriting Agreement with the Company, to purchase the principal amount of Notes set forth below opposite their respective names. The Underwriters are committed to purchase all of such Notes if any are purchased. Under certain circumstances the commitments of non-defaulting Underwriters may be increased.

                                                               PRINCIPAL
                                                                 AMOUNT
                        UNDERWRITER                             OF NOTES
                        -----------                           ------------
Donaldson, Lufkin & Jenrette Securities Corporation.........  $112,500,000
Morgan Stanley & Co. Incorporated...........................    37,500,000
                                                              ------------
     Total..................................................  $150,000,000
                                                              ============

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and in part to certain securities dealers at such price less a concession of 0.500% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.300% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     In connection with the offering of the Notes, the Underwriters may engage in overallotment, stabilizing transactions and short covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Short covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and short covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

     All secondary trading in the Notes will settle in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment."

     The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In the ordinary course of their respective businesses, the Underwriters and certain of their affiliates have engaged and may in the future engage in investment banking and commercial banking transactions with the Company.

     The Company estimates that it will spend approximately $150,000 for printing, rating agency, trustee, accounting and legal fees and other expenses relating to the offering.

                                 LEGAL OPINIONS

     The validity of the Notes offered hereby will be passed upon for the Company by Susan A. Jacobs, Senior Vice President, Deputy General Counsel and Corporate Secretary of the Company and certain legal matters relating to the Notes offered hereby will be passed upon for the Underwriters by Brown & Wood LLP, New York, New York. Brown & Wood LLP may rely as to matters of Texas law on the opinion of Susan A. Jacobs.

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FEBRUARY 11, 1999

                          AMERICAN GENERAL CORPORATION

                                  $150,000,000

                             6 5/8% NOTES DUE 2029

                     -------------------------------------

                             PROSPECTUS SUPPLEMENT
                     -------------------------------------

                          DONALDSON, LUFKIN & JENRETTE

                           MORGAN STANLEY DEAN WITTER

--------------------------------------------------------------------------------

No person has been authorized to give any information or to make any representations other than those contained in this prospectus supplement or the prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein or therein is correct as of any time subsequent to its date.
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